Exhibit 99.3

Sir Joseph Banks Corporate Park Suite 3 Level 2 32 Lord Street Botany NSW 2019	Telephone 612 8113 1600 Facsimile: 612 8113 1622 info@simsmm.com www.simsmm.com
27 November 2009
The Manager, Companies
ASX Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000
Sims Metal Management Limited — Cleansing Notice for Placement and SPP
This notice is given by Sims Metal Management Limited (ACN 114 838 630) (Sims) under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Act).
Sims advises that it has today issued 19,047,620 fully paid ordinary shares in Sims (Placement Shares) as part of a share placement to certain sophisticated or professional investors for the purposes of the Act or persons in another jurisdiction to whom an offer of securities may lawfully be offered or issued without lodgement or registration of an offer document (Placement).
Sims advises that it will be offering eligible shareholders the opportunity to acquire fully paid ordinary shares in the capital of Sims (SPP Shares) under a Share Purchase Plan (SPP). The SPP is being offered pursuant to ASIC Class Order 09/425, as varied by an instrument of relief granted to Sims by ASIC. It is a condition of the Class Order 09/425 that Sims gives ASX Limited this notice within the 24 hour period before the SPP is offered.
Sims hereby gives notice under section 708A(5)(e) of the Act and in accordance with ASIC Class Order 09/425 that:
1.	Sims issued the Placement Shares without disclosure to investors under Part 6D.2 of the Act;

2.	Sims will issue the SPP Shares without disclosure to investors under Part 6D.2 of the Act;

3.	as at the date of this notice, Sims has complied with:
(a)	Chapter 2M of the Act as it applies to Sims; and

(b)	section 674 of the Act.
4.	as at the date of this notice, there is no information that is “excluded information” (within the meaning of subsections 708A(7) and (8) of the Act).
Signed for and on behalf of Sims
Frank Moratti
Company Secretary
Sims Metal Management Limited
ABN 69 114 838 630